UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
________________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number  1-9300
________________________________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES INC.
MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Exhibit Index Page 4

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2008 and 2007
Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2008
Notes to Financial Statements
Schedule of Assets Held at December 31, 2008
Signature
Exhibit 23 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

___________________________________________

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN (Name of Plan) By: /S/ JOYCE KING-LAVINDER
Date: June 25, 2009	Joyce King-Lavinder Chairperson, Global Retirement Programs Committee

Exhibit Index

Exhibit Number	Description
Exhibit 23	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan
As of December 31, 2008 and 2007 and For the Year Ended December 31, 2008
Together with Report of Independent Registered Public Accounting Firm

        Coca-Cola Enterprises Inc.

        Matched Employee Savings and Investment Plan

Index

Report of Independent Registered Public Accounting Firm…………………………...…... 1
Financial Statements:
         Statements of Net Assets Available for Benefits…………………………...….............2
         Statement of Changes in Net Assets Available for Benefits………………………….3
         Notes to Financial Statements …………………………...…........................................... 4
Supplemental Schedule:
        Schedule H, Line 4i – Schedule of Assets (Held at End of Year).........................................17

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Banks, Finley, White & Co.
June 25, 2009

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Statement of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Assets
Investments in Master Trust, at fair value	$ 968,212,804	$ 1,420,086,861
Participant loans	75,983,766	80,450,179
Total assets reflecting all investments at fair value	1,044,196,570	1,500,537,040
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	6,451,689	(777,707)
Net assets available for benefits	$ 1,050,648,259	$ 1,499,759,333

See accompanying notes to the financial statements.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions to net assets attributed to:	2008
Investment income in Master Trust	$16,519,445
Participant Contributions	85,448,941
Employer Contributions	16,869,993

Total additions	118,838,379

Deductions from net assets attributed to:
Net change in fair value of investments	(441,880,383)
Distributions to Participants	(123,376,883)
Administrative expenses	(2,692,187)

Total deductions	(567,949,453)

Net decrease in net assets available for benefits	(449,111,074)

Net assets available for benefits:
Beginning of year	1,499,759,333
End of year	$1,050,648,259

See accompanying notes to the financial statements.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements
December 31, 2008 and 2007

1. Description of the Plan

The following description of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective January 1, 1988 and restated most recently effective January 1, 2002.  The Plan is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Eligibility

Non-bargaining employees are eligible to participate in the Plan on the later of (1) the first of the month following the completion of two months of service or (2) the month in which such employee becomes a “covered employee” as defined by the Plan.  At that time, the participant may elect to begin compensation deferrals.  Participants become eligible to receive employer matching contributions as of the first payroll date following the later of (1) completion of two months of service or (2) the date such employee becomes a covered member.

Contributions
The Plan allows a participant to contribute up to 30 percent of eligible compensation on a pre-tax basis, and between 1 percent and 10 percent of eligible compensation on an after-tax basis, as defined by the Plan agreement and subject to certain Internal Revenue Code (the “Code”) limitations. A participant may elect to change his or her rate of contributions or suspend contributions at any time. The Company matched participant contributions in an amount equal to 25 percent of the first 7 percent of the participant’s pre-tax deferral contributed during 2008.  All contributions are invested as directed by participants.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Vesting

Participants are immediately vested in their contributions and the Company’s matching contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 (minus the amount of the highest outstanding loan balance(s) in the prior 12 months over any outstanding loan balance on the day the loan is made) or 50 percent of their vested account balance.  Loan terms generally range from one to five years for general purpose loans and extend up to 15 years for principal residence loans.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and applied directly to the participant’s account.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses.  The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of the Plan.  During the year ended December 31, 2008, other Company-sponsored plans transferred participant accounts totaling $213,714 to the Plan. Additionally, the Plan transferred participant accounts totaling $1,003 to other Company-sponsored plans.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance may be made during the period following his or her retirement, death, disability or termination of employment.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $1,000 or less.  If the participant’s vested account balance exceeds $1,000, the Plan permits distribution in a single lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½.  Prior to the attainment of age 59½, a withdrawal from these accounts would be available only for a financial hardship.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan.  In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

The Plan participates in the Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

stock of Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, and are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also know as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contact; and
•	The duration of the underlying investments backing the wrapper contract.

Wrapper contract’s interest crediting rates are typically reset on a monthly or quarterly basis.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2008, contract value exceeded fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yields were approximately 6.6 percent and 5.4 percent for the years ended December 31, 2008 and 2007, respectively. The crediting interest rates were approximately 4.2 percent and 4.8 percent at December 31,

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

2008 and 2007, respectively.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value as of December 31, 2008 and 2007 are as follows:

Fair value of the underlying assets of the wrapper contracts:	2008	2007
Fixed income securities	$6,929,408	$2,848,811
Common/Collective Trusts	171,448,219	158,497,367
Fair value of the wrapper contracts	178,377,627	161,346,178
Adjustment from fair value to contract value	6,451,689	(777,707)
Contract value	$184,829,316	$160,568,471

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Employee Stock Ownership Plan

A portion of the Plan is designated as an employee stock ownership plan (“ESOP”).  The ESOP allows employees to purchase Coca-Cola Enterprises stock at fair market value.  The ESOP provides plan participants flexibility in electing to either reinvest Coca-Cola Enterprises Inc. stock dividends or have the dividends distributed as a taxable cash payment.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

3. Investments

As of December 31, 2008, the Plan’s investment in the Master Trust was $968 million.  The Plan’s investment in the Master Trust (including investments bought, sold, as well as held during the year) depreciated in fair value by $442 million during 2008.

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets at December 31 was $968 million.

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan’s interest in the net assets of the Master Trust was approximately 94 percent at December 31, 2008.  This was determined by comparing the Plan’s net assets to total net assets in the Master Trust.

The condensed statement of net assets at December 31, 2008 and 2007 for the Master Trust is as follows:

Investments at fair value:	2008	2007
Common/Collective trust funds	$476,916,456	$427,153,300
Registered Investment Companies	238,219,320	637,269,776
Company Stock	97,592,148	238,954,693
CISC Self-Directed Accounts	15,550,902	18,808,801
Stable Value Fund at fair value	195,046,321	176,825,228
Investments at fair value	1,023,325,147	1,499,011,798
Stable Value Fund Book Valuation Adjustment	9,349,082	(1,042,087)
Master Trust Net Assets	$1,032,674,229	$1,497,969,711

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

The condensed statement of changes in net assets for the year ended December 31, 2008 in the Master Trust is as follows:

2008
Additions:
Interest and dividend income	$17,113,482
Participant contributions	89,815,307
Company contributions	17,490,037
Total additions	124,418,826

Deductions:
Net change in fair value of investments	(462,217,280)
Distributions to Participants	(124,688,936)
Administrative expenses	(2,808,092)
Total deductions	(589,714,308)

Net decrease	(465,295,482)

Net assets available for benefits:
Beginning of year	1,497,969,711
End of year	$1,032,674,229

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

During 2008 and 2007, the Master Trust’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value, as follows:

Net change in fair value of investments:	2008	2007
Registered Investment Companies	$(204,951,950)	$1,865,133
Company Stock	(116,988,232)	57,375,182
Corporate Stock (A)	-	15,871,385
CISC Self-Directed Accounts	(7,527,973)	1,581,589
Stable Value Fund	7,774,595	8,331,674
Common/Collective trust funds	(140,523,720)	18,007,797
Totals	$(462,217,280)	$103,032,760

(A)	The Coca-Cola Company Stock Fund (Corporate) was liquidated on November 30, 2007. Proceeds were invested in the S&P 500 Fund (one of the Common/Collective trust fund options available to participants).

Between January 1, 2008 and December 31, 2008, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises Inc.:

	Shares	Fair Value	Realized Gain
Purchases	727,448	$11,373,505	$-
Sales	(1,795,871)	$(33,681,171)	$2,069,941
Dividends received	-	$2,318,688	$-

Balance at December 31, 2008	8,111,152	$97,592,148

In addition to Company stock, the fair value of investments that individually represent 5 percent or more of the Master Trust’s net assets at December 31, 2008 are as follows:

Fair Value
SSgA S&P 500 Fund	$ 208,799,566
JP Morgan Core Bond	$ 167,986,498
Artio International Equity Fund	$ 57,418,175
American Funds Growth Fund	$ 118,314,990
Invesco Stable Value Fund	$ 195,046,321

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

5.  Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157, as amended, was effective for the Plan on January 1, 2008.

The framework established by SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are described as follows:

•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2: Inputs to the valuation methodology include:
o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the Plan assets;
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the Plan assets have a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

The Plan assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2008 are as follows:
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common/Collective trust funds (A)	$476,916,456	$-	$476,916,456	$-
Registered Investment Companies (B)	238,219,320	238,219,320	-	-
Company Stock (C)	97,592,148	97,592,148	-	-
CISC Self-Directed Accounts (D)	15,550,902	15,550,902	-	-
Wrapper contracts (E)	195,046,321	-	195,046,321	-
Participant Loans (F)	79,800,704	-	-	79,800,704
Total Plan Assets	$1,103,125,851	$351,362,370	$671,962,777	$79,800,704

(A)	The underlying investments held in the Common/Collective trust funds are valued at the net asset value of shares held by the Plan at year-end.

(B)	Investments in Registered Investment Companies consist of mutual funds which are valued using the net asset value of shares held by the Plan at year-end.

(C)	Investments in Company Stock are valued using quoted market prices multiplied by the number of shares owned.

(D)
Investments in CISC Self-Directed Accounts consist primarily of the following:  (1) common stocks and corporate bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the net asset value of shares held by the Plan at year end.

(E)
The fair value of the wrapper contracts is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.     The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated using quoted market prices.

(F)	Participant loans are valued at amortized cost, which approximates fair value.

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

The summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 is as follows:

Participant loans
Balance, beginning of year	$84,563,479
Purchases, sales, issuances and settlements (net)	(4,762,775)
Balance, end of year	$79,800,704

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8.  New Accounting Standards

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of SFAS No. 133” (“SFAS 161”).

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

Notes to Audited Financial Statements

SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding a company’s hedging strategies, the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (1) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (2) the disclosure of derivative features that are credit risk-related; and (3) cross-referencing within the footnotes. The provisions of SFAS 161 are effective as of the beginning of the 2009 plan year.  Management does not expect the adoption of SFAS 161 to have a material impact on the Plan’s financial statements.

Supplemental Schedule

Coca-Cola Enterprises Inc.
Matched Employee Savings and Investment Plan

EIN: 58-0503352    Plan Number: 006
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Fair Value

*	CCE Matched Employee Savings and Investment Plan	LOANS TO PARTICIPANTS (Interest rates ranging from 4.00% to 10.50%)	$75,983,766

*Parties in Interest